 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 20)*

______________________________________________
Northern Oil and Gas, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
665531109
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 2022
(Date of event which requires filing of this statement)

______________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,469,564
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,469,564
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,469,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14	TYPE OF REPORTING PERSON* IA, PN

(1)
Based on 77,872,227 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2022 plus the 7,380,117 shares of Common Stock issued on November 15, 2022 to clients of Angelo, Gordon & Co., L.P. (“Angelo Gordon”).

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,469,564
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,469,564
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,469,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14	TYPE OF REPORTING PERSON* OO, HC

(1)
Based on 77,872,227 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2022 plus the 7,380,117 shares of Common Stock issued on November 15, 2022 to clients of Angelo Gordon.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,469,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,469,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,469,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14	TYPE OF REPORTING PERSON* IN, HC

(1)
Based on 77,872,227 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2022 plus the 7,380,117 shares of Common Stock issued on November 15, 2022 to clients of Angelo Gordon.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,469,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,469,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,469,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14	TYPE OF REPORTING PERSON* IN, HC

(1)
Based on 77,872,227 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2022 plus the 7,380,117 shares of Common Stock issued on November 15, 2022 to clients of Angelo Gordon.

AMENDMENT NO. 20 TO SCHEDULE 13D
This Amendment No. 20 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly known as AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”), filed on October 21, 2019, Amendment No. 2 to Schedule 13D (the “Amendment No. 2”), filed on November 5, 2019, Amendment No. 3 to Schedule 13D (the “Amendment No. 3”), filed on November 11, 2019, Amendment No. 4 to Schedule 13D (the “Amendment No. 4”), filed on November 20, 2019, Amendment No. 5 to Schedule 13D (the “Amendment No. 5”), filed on January 22, 2020, Amendment No. 6 to Schedule 13D (the “Amendment No. 6”), filed on February 13, 2020, Amendment No. 7 to Schedule 13D (the “Amendment No. 7”), filed on August 4, 2020, Amendment No. 8 to Schedule 13D (the “Amendment No. 8”), filed on March 10, 2020, Amendment No. 9 to Schedule 13D (the “Amendment No. 9”), filed on May 26, 2020, Amendment No. 10 to Schedule 13D (the “Amendment No. 10”), filed on October 28, 2020, Amendment No. 11 to Schedule 13D (the “Amendment No. 11”) filed on January 12, 2021, Amendment No. 12 to Schedule 13D (the “Amendment No. 12”) filed on September 8, 2021, Amendment No. 13 to Schedule 13D (the “Amendment No. 13”) filed on October 5, 2021, Amendment No. 14 to Schedule 13D (the “Amendment No. 14”) filed on March 8, 2022, Amendment No. 15 to Schedule 13D (the “Amendment No. 15”) filed on August 24, 2022, Amendment No. 16 to Schedule 13D (the “Amendment No. 16”) filed on August 26, 2022, Amendment No. 17 to Schedule 13D (the “Amendment No. 17”) filed on October 25, 2022, Amendment No. 18 to Schedule 13D (the “Amendment No. 18”) filed on November 16, 2022 and Amendment No. 19 to Schedule 13D (the “Amendment No. 19”) filed on November 21, 2022 (the “Schedule 13D”).
This Amendment No. 20 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 77,872,227 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2022 plus the 7,380,117 shares of Common Stock issued on November 15, 2022 to clients of Angelo Gordon. The information below is provided as of 9 am New York City Time on December 14, 2022.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 5,469,564 shares of Common Stock and the power to dispose of 5,469,564 shares of Common Stock held in the Accounts. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 5,469,564 shares of Common Stock and the power to dispose of 5,469,564 shares of Common Stock held in the Accounts. As a co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 5,469,564 shares of Common Stock and the shared power to dispose of 5,469,564 shares of Common Stock held in the Accounts. As a co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 5,469,564 shares of Common Stock and the shared power to dispose of 5,469,564 shares of Common Stock held in the Accounts.
(c) The transactions by the Accounts in the securities of the Issuer since November 21, 2022 are set forth in Schedule A, which is incorporated herein by reference.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended by adding the following:
As of 9 am on December 14, 2022, the Accounts currently have an aggregate short call option position relating to 2,280,000 shares of Common Stock that expires on December 16, 2022 and an aggregate short call option position relating to 738,600 shares of Common Stock that expires on January 20, 2023. The Accounts may from time to time purchase and sell exchange-traded options contracts relating to shares of Common Stock.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2022

ANGELO, GORDON & CO., L.P.

By:	AG GP, LLC
Its General Partner

By:	Josh Baumgarten
Its Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP, LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

Schedule A

The following table sets forth all transactions with respect to shares of Common Stock effected since November 21, 2022 by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 13, 2022. All such transactions were sales of shares of Common Stock effected in the open market through brokers, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased/(Sold)	Price
11/22/2022	(200,000)	36.372	(1)
11/23/2022	(64,047)	36.038	(2)
11/25/2022	(82,665)	36.314	(3)
11/28/2022	(7,100)	35.068	(4)
11/29/2022	(150,000)	35.492	(5)
11/30/2022	(100,000)	36.134	(6)
12/01/2022	(72,721)	36.082	(7)
12/02/2022	(88,700)	35.646	(8)
12/05/2022	(6,354)	35.85	(9)
12/06/2022	(27,384)	32.767	(10)
12/07/2022	(6,780)	32.815	(11)
12/08/2022	(4,802)	32.91	(12)
12/12/2022	(100,000)	32.255	(13)
(1) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.83 to $36.82, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12) and (13).
(2) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.00 to $36.37, inclusive.
(3) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $36.00 to $36.485, inclusive.
(4) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.00 to $35.25, inclusive.
(5) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.00 to $35.90, inclusive.
(6) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.48 to $36.60, inclusive.
(7) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.50 to $36.80, inclusive.
(8) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.16 to $35.99, inclusive.
(9) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $35.51 to $36.48, inclusive.
(10) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.34 to $33.52, inclusive.
(11) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.50 to $33.17, inclusive.
(12) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.56 to $33.41, inclusive.
(13) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $32.00 to $32.51, inclusive.